Form 51-102F3

Material Change Report

1.

Name and Address of Company

Titan Trading Analytics Inc.

18104 – 102nd Avenue

Edmonton, AB  T5S 1S7

2.

Date of Material Change

August 30, 2005

3.

News Release

August 30, 2005 via Filing Services Canada

4.

Summary of Material Change

Titan Trading Analytics Inc. announced its intention to proceed with a Shares for Services application to the TSX Venture Exchange.  The senior management services to be provided total $216,000 in the aggregate, with 1,200,000 common shares in the capital of the Corporation to be issued at a deemed price of $0.18.

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5.

Full Description of Material Change

Titan Trading Analytics Inc. (the “Corporation”) announced its intention to proceed with a Shares for Services application to the TSX Venture Exchange.  The senior management services to be provided total $216,000 in the aggregate, with 1,200,000 common shares in the capital of the Corporation to be issued at a deemed price of $0.18.

The issuance of common shares in the capital of the Corporation will not result in a change of control; is pursuant to exemptions from prospectus and registration requirements; and is subject to regulatory approval and a four-month hold period.

6.

Reliance of subsection 7.1(2) or (3) of National Instrument 51-102

N/A

7.

Omitted Information

N/A

8.

Executive Officer

Ken W. Powell, President & CEO

Telephone:  780-930-7072

9.

Date of Report

August 31, 2005